

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via E-Mail
Jonathan Hoak
Senior VP and General Counsel
Flextronics International, LTD.
No. 2 Changi South Lane
Singapore 486123

>   **Re: Flextronics International, LTD.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2011**
>   **Filed May 23, 2011**
>   **File No. 000-23354**

Dear Mr. Hoak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounting for Income Taxes, page 37

1.   Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the

extent that certain countries have a more significant impact on your effective tax rate, then tell us how you considered clarifying this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 46

2.   You indicate in Note 8 that you did not provide for income taxes on approximately $500 million of undistributed foreign earnings, as such earnings are not intended to be repatriated in the foreseeable future. Tell us your consideration to quantify the amount of cash and investments that are currently held outside of the U.S. in jurisdictions where earnings are permanently reinvested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

3.   We also note in some countries that local government regulations may restrict your ability to move cash balances to meet cash needs under certain circumstances. Please tell us the amounts of your restricted net assets from these countries, the nature of these restrictions, and your consideration of providing further disclosures pursuant to Rule 4-08(e) of Regulation S-X, if applicable.

Item 15. Exhibits and Financial Statement Schedules

Note 7. Commitments and Contingencies, page 87

4.   You disclose on page 88 that you believe the claims in the shareholder class action lawsuit are without merit. If there is at least a reasonable possibility that a loss exceeding amount already recognized (or not recognized) may have been incurred, you must disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made, or if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y. Similar disclosures should be made to your discussion regarding the other legal proceedings, claims and litigations arising in the ordinary course of your business. Please provide us with your proposed disclosures you plan to include in future filings.

5.   You also state that you do not expect the outcome of other legal proceedings, claims, and litigation arising in the ordinary course of business to have a material adverse effect on your consolidated financial position, results of operations or cash flows. It is unclear whether you omitted the consolidated statements of comprehensive income (loss) and statements of shareholders' equity for a particular reason. Please revise this language in

your next Form 10-Q to ensure that your disclosures provide information in the context of that which is *material to your financial statements*, rather than any variation thereof, and provide us with your proposed disclosure.

6.   In addition, your reference to the "ultimate costs to resolve these matters" is unclear. For example, it is unclear whether this phrase suggest that the accrued amount is immaterial, the range of reasonably possible loss in excess of the amount accrued is immaterial, or something else. Please clarify this phrase in your next Form 10-Q and provide us with your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief